UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2010
Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Signatures
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3

INCORPORATION BY REFERENCE
This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to Bank of Montreal’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on December 13, 2007 (File No. 333-148054).
EXHIBITS

Exhibit	Description of Exhibit
99.1	Distribution Agreement, dated as of January 25, 2010, between Bank of Montreal and the Agents party thereto

99.2	Calculation Agency Agreement, dated as of January 25, 2010, between Bank of Montreal and BMO Capital Markets Corp.

99.3	Exchange Rate Agency Agreement, dated as of January 25, 2010, between Bank of Montreal and BMO Capital Markets Corp.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	/s/ Russel C. Roberston
	Name:	Russel C. Robertson
	Title:	Chief Financial Officer

By:	/s/ Blair F. Morrison
	Name:	Blair F. Morrison
	Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary
Date: January 25, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Distribution Agreement, dated as of January 25, 2010, between Bank of Montreal and the Agents party thereto

99.2	Calculation Agency Agreement, dated as of January 25, 2010, between Bank of Montreal and BMO Capital Markets Corp.

99.3	Exchange Rate Agency Agreement, dated as of January 25, 2010, between Bank of Montreal and BMO Capital Markets Corp.